Exhibit (a)(1)(O)
[FORM OF COMMUNICATION FROM P. STEVEN MELMAN TO ALL ELIGIBLE OPTION HOLDERS EXTENDING OFFER]

From:	P. Steven Melman
Date:	July 8, 2008
Subject:	Announcement of Extension of PDF Stock Option Exchange Program
As you know, our offer to exchange certain outstanding stock options for restricted stock rights that commenced on June 10, 2008 is scheduled to expire at 9 p.m. U.S. Pacific Time on July 9, 2008.
We have decided to extend the expiration date of the offer. The offer will now expire at 9 p.m. U.S. Pacific Time on August 18, 2008.
During this extended time, we will be considering whether to implement a qualified restricted stock right program in France and amend the Offer to Exchange to offer qualified restricted stock rights to eligible French employees. We do not intend to change any other term of the Offer to Exchange.
If you have any questions, please do not hesitate to call me at +1 (408) 938-6445 or send an email to tenderoffer@pdf.com or stevem@pdf.com.

Thank you,
P. Steven Melman